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ALLMERICA FINANCIAL COMPLETES
CASH TENDER OFFER FOR CITIZENS CORPORATION

WORCESTER, Mass., December 3, 1998 -- Allmerica Financial Corporation (NYSE:
AFC) today announced that it has completed successfully its tender offer to purchase shares of Citizens Corporation (NYSE: CZC) common stock for $33.25 per share. The tender offer expired at midnight, New York City time on December 2, 1998.

Based on its preliminary tabulation, the depositary for the offer has informed Allmerica that approximately 5,692,865 shares of Citizens stock were tendered properly and not withdrawn pursuant to the offer, including 366,750 shares tendered by means of notices of guaranteed delivery. Allmerica accepted for payment all shares properly tendered prior to the expiration of the offer. The combination of tendered shares and the 29,093,500 shares of Citizens stock that Allmerica currently owns represents approximately 99.4 percent of the shares of Citizens Corporation currently outstanding.

Payment for shares accepted for payment pursuant to the offer will be made promptly. Allmerica intends to acquire shortly the remaining outstanding shares of Citizens common stock through the merger of its wholly owned subsidiary, Citizens Acquisition Corporation, with and into Citizens Corporation at a price of $33.25 per share.

Allmerica Financial Corporation is the holding company for a diversified group of insurance and financial services companies, including Citizens, and is based in Worcester, Mass.

CONTACT:                   Investors:              Media:

Michael F. Buckley         Jean Peters
(508) 855-3099             (508) 855-3599